Mail Stop 3561

July 31, 2009

Stephen Soller, Chief Executive Officer
Panglobal Brands Inc.
2853 E. Pico Blvd.
Los Angeles CA 90023

>   **Re: Panglobal Brands Inc.**
>   **Form 10-KSB for fiscal year ended September 30, 2008**
>   **Filed January 13, 2009**
>   **File No. 333-131531**

Dear Mr. Soller:

We have reviewed your response letter dated July 8, 2009 and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. Please do so within the time frame set forth below. You should comply with the remaining comments in all future filings, as applicable. Please confirm in writing that you will do so and also explain to us how you intend to comply, within the time frame set forth below. After our review of all of your responses, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone number listed at the end of this letter.

Form 10-KSB Filed January 13, 2009

General

1.   We note your responses to our prior comments 2, 3, 4, 6, 10, 19, 21, 26, and 27 from our letter dated March 19, 2009 indicate that you will respond to these comments in a forthcoming Form 10-K/A. We reissue all of these comments as we are unable to clear these comments unless and until responsive changes are included in an amended Form 10-K filed with the Commission.

2.   We note your responses to our prior accounting comments 1, 5, 8, 14, 17, 20 and 28 indicate that you will respond to these comments in an amendment to your Form 10-K. Please note that we may have further comments upon review of such amended filing.

Item 1. Description of Business, page 1

3.   We note your response to comment three of our letter dated March 19, 2009, we however, reissue it. As of your fiscal year end, it appears that one or two customers comprise a significant amount of your sales. Please amend your business section to provide Regulation S-B, Item 101(b)(6) disclosure.   If you do not agree, please provide us with a detailed analysis to show why two customers that account for 48% of your net sales and one customer accounting for 56% of your accounts receivable would not require disclosure under Item 101(b)(6) of Regulation S-B.   See also Item 101(h)(4)(vi) of Regulation S-K, which includes the same disclosure requirement.

Consulting Agreement for Sosik Division, page 4

4.   We reviewed your response to our prior comment five regarding the accrual of expenses for shares payable to a consultant that will be transferred from a director. Your response did not clearly respond to our comment. You indicate that the agreement was poorly worded and will be amended, but you did not discuss the terms of the amended agreement and how that will impact your accounting treatment for such transfers of shares. Further, you indicated that shares already transferred were correctly recorded and disclosed in Note 3. We were unable to find such disclosure. Please advise or revise.

Item 6. Management's Discussion and Analysis or Plan of Operation, page 11

5.   Please incorporate your response to comment nine of our letter dated March 19, 2009 in your next Form 10-K/A in your Management's Discussion and Analysis.

Financial Statements

Notes to the Consolidated Financial Statements

General

6.   We reviewed your response to our prior comment 12. Your response was simply an explanation of your process and did not address our comment via the principles outlined in SFAS 131, thus the comment will be reissued. We note you manage your business in the three segments of Sosik, Scrapbook and Contemporary ("C labels") as disclosed on page 3 and in your press release dated January 28, 2009. Tell us whether these disclosed three segments represent separate operating segments as defined in paragraph 10 of SFAS 131 and the basis for your determination. If they represent separate operating segments, please revise to include the disclosures required by paragraphs 25 – 28 of

SFAS 131. In this connection, please expand Management's Discussion and Analysis to analyze sales, profitability and the cash needs of each segment.

Note 2. Impairment of Long-Lived Assets, page F-12

7.   We reviewed your response to our prior comment 13. Your response did not address our comment as it centered on the useful lives of your intangible assets versus the evaluation of your intangible assets for impairment, thus the comment will be reissued. Considering (i) you have not generated material cash flows from operations (as disclosed herein), (ii) you generated net losses of $9.6 million for the year ended September 30, 2008, (iii) you have a bank overdraft of $171,521 at September 30, 2008 and are reliant on equity and debt issuances to fund operations and (iv) you have notes payable of $750,000 at September 30, 2008 (which are in default as of December 31, 2008), tell us how you tested the trademarks and intangible assets, acquired from Femme Knits, Inc., for impairment as of September 30, 2008. In your response, tell us how you considered paragraph 17 of SFAS 142 and the impairment indicators described in paragraph 8 of SFAS 144.

Note 3. Share Exchange and Private Placements

Share Exchange Agreement, page F-14

8.   We reviewed your response to our prior comment 15. While your response quoted several pieces of authoritative literature and provided a timeline of the transaction, it did not provide a thorough analysis of the transaction as it relates to the applicable guidance. In order to support your accounting treatment of the Mynk acquisition, please provide us with your analysis of each of the criteria in paragraph 17 of SFAS 141. Further, please clarify if there was any pre-acquisition relationship (i.e. common shareholder, common management, etc.) between Mr. Soller and Mr. Ninio and Mynk that would provide for the inclusion of their respective pre-acquisition ownership percentages in your determination of the Mynk post-acquisition 38% controlling shareholder block.

Note 9. Related Party Transactions

Convertible Notes Payable to Shareholders, F-22

9.   We reviewed your response to our prior comment 18. Your response did not address our comment, thus the comment will be reissued. We note you entered into a revolving loan agreement which provided the holders the ability to convert any outstanding loan balance after August 31, 2008 for the lower of (i) the average 5-day trailing closing price prior to February 26, 2008 or (ii) the average 5-day trailing closing price prior to the notice of conversion. We also note you had a balance on this loan of $750,000 at fiscal year end. Based on the foregoing it appears this note has an embedded conversion feature which must be bifurcated and marked to market at each period end. Please tell us how you accounted for this conversion feature, including how you determined the fair value of the

embedded conversion feature. In your response, please tell us how you considered SFAS 133.

10.   Based on your response to our prior comment 18, we note that the terms of the convertible notes were subsequently modified from a variable conversion price to a fixed conversion price of $0.15 per share. Please tell us how you accounted for the modification to the terms of the convertible notes and cite the specific authoritative literature you utilized to support your accounting treatment.

Item 9. Directors and Executive Officers, page 21

11.   We note your response to comment 22 of our letter dated March 19, 2009, and we reissue the comment. Please provide us a more detailed analysis on why Kelly Kaneda would be considered an employee that would make significant contributions to the company and require disclosure under Item 401(b) of Regulation S-B. See also Item 401(c) of Regulation S-K.

Item 12. Certain Relationships and Related Transactions, and Director Independence, page 28

12.   We note your response to comment 24 of our letter dated March 19, 2009 and we reissue the comment. Please clarify whether they are any related party transactions that exceed one percent of the average of the prior three years' assets, which we estimate to be approximately $24,000. Your response does not indicate that the company used this lower threshold required by Item 404 of Regulation S-B. See also Item 404(d)(1) of Regulation S-K.

13.   We note your response to comment 25 of our letter dated March 19, 2009 and we reissue the comment. Please refer to Instruction 1(a)(iii) of Item 404(a) of Regulation S-B, which refers to a sibling of an officer as an immediate family member requiring disclosure under Item 404 of Regulation S-B.   Also, please see Regulation S-K, Item 404(a), Instruction 1(a)(iii) and 404(d).

Form 10-Q for the Quarter Ended March 31, 2009, Filed May 20, 2009

Financial Statements

Notes to Financial Statements

Note 9 – Related Party Transactions

14.   We note that on April 30, 2009, you converted $375,000 of your convertible notes at a conversion price of $0.10 per share and, for every two shares issued, you issued a warrant with an exercise price of $0.25. Tell us (i) how you accounted for the modification of the conversion feature of the note from a variable conversion price to a fixed conversion

price of $0.10 and how you accounted for the additional warrants that were issued in conjunction with the note conversion.

* * * * *

Closing Comments

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

Questions related to accounting issues may be directed to Blaise Rhodes, the primary accounting examiner for this filing, at (202) 551-3774 or Brian Bhandari, Accounting Branch Chief, at (202) 551-3390. All other inquires may be directed to Edwin S. Kim at (202) 551-3297, the primary legal examiner for this filing, or me at (202) 551-3790.

Sincerely,

John Reynolds
Assistant Director

cc: Charles Lesser, CFO
       Fax: (323) 266-6505